26 May 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received a notification today, in accordance with Part VI of the Companies Act 1985 (as amended), that, as of 26 May 2006, Deutsche Bank AG no longer has a notifiable interest in the Company’s current issued share capital.